RAINCHIEF ENERGY INC

Management’s Discussion and Analysis of the Financial Conditions
And Results Of Operations (“MD&A”)

For The Three and Nine Months Ending September 30, 2010

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

This report is dated November 12, 2010

The following discussion and analysis prepared as at November 10, 2010, 2010, explains trends in the financial condition and results of operations of Rainchief Energy Inc. (“REI” or “the Company”) for the three and nine months ended September 30, 2010 as compared to the same periods in 2009. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2009. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect REI’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

Overview
The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at Suite 1825 – 925 West Georgia Street, Vancouver, BC, Canada, V6C 3L2, telephone (604)-484-5761. We do not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007 the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed as a fully reporting issuer on the OTC bulletin board and is traded under the symbol “RCFEF”.

The Company is an energy exploration company focused on the identification and acquisition of undervalued energy assets worldwide. Rainchief has entered into and will now be focused on the financing and development of alternative energy projects. The Company will invest in projects to supply energy into markets, creating long-term, low-risk revenue streams to support industry-standard leveraged finance structures and provide attractive returns to investors. Future growth will be driven by the strategic development and/or acquisition of additional alternative energy facilities under long-term contract in markets with high retail electricity prices, with the ultimate goal of producing low-cost, clean electricity at attractive returns.

Organization Structure

During 2009 the Company disposed of its wholly-owned subsidiaries, Black Diamond Importers Inc., a British Columbia, Canada, corporation; Liberty Valley Wines, LLC., a Delaware, U.S, limited liability company and Point Grey Energy Inc. an Alberta, Canada corporation.

As of the date of this report the Company does not have any subsidiaries.

Recent corporate developments

Consolidation of the Company’s stock
On March 22, 2010 the Company received regulatory approval for the consolidation of our stock in the ratio of 1 new share for each 10 shares held.

Private placement and debt settlement

On March 25, 2010, certain related parties assigned debts owed by the Company to them totaling US$97,710 to other arm’s length parties (“the Assigned Creditors”) for a nominal consideration of $10.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

On May 21, 2010, the Company completed a non brokered private placement of 9,110,000 units at US$0.02 for total amount of US$182,200. Concurrently with the completion of the private placement, the Company issued 15,000,000 shares to the Assigned Creditors in settlement of the amounts owing to them totaling $97,710.

Resignation of a director
On May 1, 2010, Dr. William Pfaffenberger resigned as a director of the Company.

Private placement
On October 6, 2010 the Company completed a non brokered private placement of 500,000 units for total amount of US$20,000. Each unit is priced at $0.04 and is comprised of one common share and one non-transferable share purchase warrant. Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.04 for a period of five years.

Proposed acquisition of Jaydoc Capital Corporation
On October 28, 2010 the Company entered into an agreement whereby it proposed to purchase 100% of the issued and outstanding share capital of Jaydoc Capital Corporation (Jaydoc). The purchase consideration will be settled by the issuance of 4,000,000 common shares of the Company to the shareholders of Jaydoc, subject to the provisions of Rule 144 of the US Securities and Exchange Commission. In addition, the Company will place a further 6,000,000 common shares in escrow (the Escrow Shares), to be released to the shareholders of Jaydoc on the basis of 300,000 shares for each megawatt of solar powered generating capacity brought into commercial operation in excess of an initial 20 megawatts. Concurrent with each release of the Escrow Shares the Company will issue an equivalent number of warrants to the shareholders of Jaydoc. Each warrant will entitle the owner to purchase one common share of the company at a price of $0.02 per share and will expire five years from the date of issue. The Escrow Shares will become eligible to vote on an as-earned basis and all Escrow Shares not released within ten years of the date of closing will be cancelled. The agreement is subject to further due diligence by the Board and no final definitive agreement has been reached as of the date of this filing.

Appointment of a director
On November 9, 2010 Mr. Robin Lecky was appointed to the Board of Directors. Mr. Lecky has been instrumental in the establishment and development of corporate partnerships and relationships on behalf of Rainchief Energy. Previously, he has directed major marketing and media projects for four World Expositions and an Olympic Games. Mr. Lecky has been involved in and has undertaken various projects for the American Museum of Natural History, the Smithsonian Institution, Gettysburg National Park, the Ford Museum and the Museum of Civilization. Major marketing clients have included Fluor Corporation, Air Canada, Boeing, Coors/Molson, Intrawest Properties and Canaccord Capital.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2009:

	Years ended December 31,
	2007	2008	2009
	$	$	$
Net loss	524,780	485,973	480,025
Basic and diluted loss per share *	(0.38)	(0.27)	(0.19)

Total assets	112,313	35,345	14,284
Total liabilities	451,077	315,430	282,429
* Adjusted for effects of the consolidation of the Company’s stock on March 22, 2010

Results of Operations
For the three months and nine months ended September 30, 2010, respectively, the Company incurred net losses of $30,982 and $154,228 (three months ended September 30, 2009 a gain of $73,298 and nine months ended September 30, 2009, a loss of $450,018).

During the three months and nine months ended September 30, 2010, respectively, the Company incurred accounting and legal expenses of $11,650 and $50,079 (three months and nine months ended September 30, 2008, respectively, $4,079 and $61,491). The decrease of expenditures in this category is attributable to reduced corporate activities during the three and nine months ended September 30, 2010.

During three and nine months ended September 30, 2010, respectively, the Company incurred consulting expense of $18,000 and $88,069 for general business consulting services as compared with $nil and $46,385 three and nine months ended September 30, 2010, respectively.

Management fees reduced by $32,997 to $Nil for three months ended September 30, 2010 and by $105,345 to $Nil for the nine months ended September 30, 2010 from the corresponding periods in the previous year as a result of the early termination of the management contracts of the President and Vice-President in 2009.

Filing and transfer agent fees reduced by $751 to $786 for the three months ended September 30, 2010 from $1,537 in the three months ended September 30, 2009 as a result of reduced corporate activity during the period. However, Filing and transfer agent fees increased by $9,384 to $12,754 for the nine months ended September 30, 2010 from $3,370 for the nine months ended September 30, 2009 as a result of additional regulatory filings associated with the consolidation of the Company’s common stock and additional expenses incurred when the Company changed share transfer agents during the period.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

The Company did not incur amounts in respect of Interest and bank charges, Travel and automobile expenses, Inventory adjustments, Investor relations expense or Stock-based compensation expense during the three and nine months ended September 30, 2010 (three months ended September 30, 2009, $119, $nil, $(250), and $nil, respectively; nine months ended September 30, 2009, $1,603, $650, $76,976 and $197,297, respectively). During the three months ended September 30, 2009 the Company realized a gain of $114,962 on the disposal of its subsidiaries Black Diamond Brands Inc, Liberty Valley Inc. and Point Grey Energy Inc.

The Company incurred a gain on foreign exchange of $177 for the three months ended September 30, 2010, and a loss on foreign exchange of $1,024 for the nine months ended September 30, 2010, as compared with a foreign exchange gains of $594 for the three months ended September 30, 2009 and $4,174 for the nine months ended September 30, 2009. These losses and gain arose from changes in the foreign currency exchange rate between the Canadian and US Dollar.

In March 2009, the Company was served a Notice of Termination of the licensing agreement citing breach by the Company of a licensing agreement relating to the Company’s use of certain photographs belonging to the copyright owner. The total amount of claim against the Company was US$50,625 (C$53,607). The company recorded a contingent liability for this amount as at March 31, 2009.In December 2009 the copyright holder filed a claim in the Supreme Court of British Columbia in the amount of $60,750. As at December 31, 2009, the Company has recorded a provision of $60,750 for this contingent liability.

The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit.

Financial position

The Company’s working capital deficiency was $147,919 as at September 30, 2010, as compared to a working capital deficiency of $268,586 as at December 31, 2008; an improvement of $120,667.

The decrease in working capital deficiency for the nine months ended September 30, 2010 is due to an increase in cash on hand of $13,199 and reduction in GST receivable of $7,379, offset by a reduction of Amounts owed to related parties of $77,185 and a reduction of Accounts payable of $37,662.

Total cash balances increased by $13,199 to $2,213 as at September 30, 2010 from an overdraft of $10,986 as at December 31, 2009.

Liquidity and Capital Resources

Cash provided from private placements and related parties in the nine months ended September 30, 2010 was $170,915 (nine months ended September 30, 2009 – $380,852). Changes in working capital accounts consumed cash in the amount of $30,253 during the nine months ended September 30, 2010 as compared with $87,253 cash consumed during the nine months ended September 30, 2009.

The use of cash during the nine months ended September 30, 2010 was $184,430 to fund the Company’s continuing operations (nine months ended September 30, 2009 – $371,442).

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	December
	31,	March 31,	June 30,	September 30,
	2009	2009	2010	2010

Revenues	1,384	-	-	-
Net profit (loss)	(30,007)	(15,970)	(107,276)	(30,982)
Basic and Diluted profit (loss) per share*	(0.01)	(0.01)	(0.01)	(0.00)

	Three months ended
	December
	31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009

Revenues – discontinued operations	10,190	194	194	709
Net loss	(227,902)	(120,653)	(402,663)	73,298
Basic and Diluted profit (loss) per share *	(0.13)	(0.05)	(0.10)	0.00

* Adjusted for effects of the consolidation of the Company’s stock on March 22, 2010

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

Transactions with Related Parties

As reported in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010, the Company was involved in certain transactions with related parties:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$
Consulting fees charged by an Officer of the Company	9,000	-	76,261	-
Consulting fees charged by a shareholder of the Company	9,000	-	18,320	-
Management fees charged by Officers of the
Company for management, administration,
supervision and company development services	-	32,997	-	105,345

	18,000	32,997	94,581	105,345

These transactions were in the normal course of operations and have been recorded at their exchange amounts.

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s 2009 Consolidated Annual Financial Statements

Changes in Accounting Policies

The Company did not change any of its prior accounting policies during the nine months ended September 30, 2010.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that CDN GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from CDN GAAP to IFRS will be applicable to the Company’s reporting for the first quarter ended March 31, 2011, with restatement of comparative information presented. The financial reporting impact of the transition to IFRS on the Company’s consolidated financial statements cannot be reasonably estimated at this time.

Off Balance Sheet Arrangements
The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments
Effective January 01, 2007, the Company adopted the accounting standards as set out in Section 3855 “Financial Instruments - Recognition and Measurement”, and Section 3861 “Financial Instruments –Disclosure and Presentation” of the Canadian Institute of Chartered Accountants (CICA) Handbook. These standards were adopted on a prospective basis with no restatement to the prior years’ financial statements.

a)	Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•	Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•	Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

Accordingly, the Company has classified its financial instruments as follows:

•	Cash is classified as held-for-trading and accordingly carried at its fair value;

•	Accounts receivable and amounts due from related company are classified as loans and receivables, and accordingly carried at their amortized costs;

•	Accounts payable and accrued liabilities, promissory notes payable, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and re-measurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit balance as at January 01, 2007.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

The adoption of this standard did not have a material impact on the Company’s financial statements.

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

Outstanding Share Data

(a)	Common shares

Authorized
Unlimited number of common shares without par value.

Issued and outstanding as at November 2, 2010, 2010
27,453,908 common shares for a net consideration of $2,542,047

(b)	Outstanding stock options as at November 2, 2010
Nil

(c)	Outstanding share purchase warrants as at November 2, 2010
9,980,000 warrants at a weighted average exercise price of US$0.22 per share.
The warrants expire between March 22, 2011 and June 30, 2014

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the nine months ended September 30, 2010, we recorded a net loss of $158,728 from operations compared to a net loss of $450,018 for the nine months ended September 30, 2009. The unaudited interim financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, as shown in Note 1 to the unaudited interim consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,040,490 as at September 30, 2010. Operations for the period ended September 30, 2010 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from related parties).

We estimate that we will require at least $2,500,000 to begin the development of a series of photovoltaic solar energy projects. A full implementation of our business plan for these projects will be delayed until the necessary capital is raised.

Our entry into the solar energy business may not be successful and there are risks attendant to these activities

The solar energy business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities. Even with capital and experience, the industry risks are significant. Environmental compliance is an increasingly complex and costly burden to entry for many new and existing projects, and often times, and even if permits are obtained, they are sufficiently restrictive that a property cannot be explored to its full potential.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

We may not be able to identify acquisition opportunities, or finance any acquisition opportunities that we are able to identify. We offer no assurance that our entry into this business activity will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three and nine months ending September 30, 2010

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov